Exhibit 99.1

News Release

B2Gold First Quarter 2022 Financial Results – Conference Call and Webcast Details

Vancouver, BC, April 28, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its first quarter of 2022 financial results after the North American markets close on Tuesday, May 3, 2022.

B2Gold executives will host a conference call to discuss the results on Wednesday, May 4, 2022, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 (778) 383-7413 / +1 (416) 764-8659 (Vancouver/Toronto) or toll free at +1 (888) 664-6392 prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or toll free at +1 (888) 390-0541 (passcode 666652 #).

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan.

On Behalf of B2GOLD CORP.

"Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Randall Chatwin	Katie Bromley
Senior Vice President, Legal & Corporate Communications	Manager, Investor Relations & Public Relations
+1 604-681-8371 rchatwin@b2gold.com	+1 604-681-8371 kbromley@b2gold.com